October 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper and Jennifer Monick

Re:	Two Harbors Investment Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 8-K filed July 31, 2023
File No. 001-34506

Dear Ms. Cooper and Ms. Monick:

We refer to the comment letter dated September 26, 2023 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for the year ended December 31, 2022 filed on February 28, 2023 and the Form 8-K filed on July 31, 2023 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comments in the aforementioned comment letter, followed by the Company’s responses in plain text.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 28

1.	We refer you to your table on page 29 that presents average portfolio yield, average cost of financing, and net spread and the related notes to the table. Please address the following:

•	Please tell us if you consider these measures to be non-GAAP measures and tell us how you made that determination. Your response should address, but not be limited to, your consideration of MSR estimated amortization, which you identify as a non-GAAP measure in note (1) and TBA dollar roll income, which you describe as the non-GAAP economic equivalent to holding and financing Agency RMBS using short-term repurchase agreements in notes (1) and (2).

•	To the extent you conclude these are non-GAAP measures, please tell us how you determined it was unnecessary to provide the information outlined in Item 10(e) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it does not view its presentation of average portfolio yield, average cost of financing and net spread as non-GAAP financial measures but rather as operational metrics. The average portfolio yield metric represents an annualized percentage of the Company’s estimated portfolio income earned divided by its estimated portfolio average amortized cost; the average cost of financing metric represents an annualized percentage of the Company’s interest expense incurred and income earned or expense incurred from related derivative hedges divided by its average outstanding borrowings; and the difference between the resulting average portfolio yield metric and average cost of financing metric represents the net spread. Management provides this information as important supplemental data that investors may use to better understand the drivers of the Company’s reported non-GAAP financial performance measures and at-risk leverage calculations.

As indicated above, the reported figures are reflective of the Company’s portfolio assets and liabilities and related derivative hedges, which includes Agency and non-Agency securities, MSR, TBA, interest rate swap agreements, U.S. Treasury futures and secured and unsecured borrowings. As reported elsewhere in the Company’s Form 10-K, MSR, TBA, interest rate swap agreements and U.S. Treasury futures are reported at fair value in the Company’s consolidated financial statements in accordance with GAAP, and the GAAP presentation and disclosure requirements for these items do not define or include the concepts of yield, amortized cost or implied outstanding borrowings. As a result, the Company has made certain adjustments to the average portfolio yield and average cost of financing measures in order to reflect yield and cost details of these items, as described in footnotes (1) and (2). Given the manner in which these figures are compiled, management does not believe that there are directly comparable GAAP measures to which they can be compared and that the resulting metrics are operational in nature as opposed to non-GAAP financial measures.

The Company believes that the presentation contained in the table is a clear and straightforward way to provide investors with supplemental information regarding the Company’s average portfolio yield, average cost of financing and net spread of its portfolio assets and liabilities and related derivative hedges. Because there is no directly comparable financial measure calculated and presented in accordance with GAAP for the items reported at fair value in the Company’s consolidated financial statements, it would be difficult, and in our view would not provide investors with meaningful information, to reconcile these figures to any similar GAAP measures of average yield, average cost of financing and net spread that would exclude such items. Management has carefully evaluated this matter and concluded that comparing changes in fair value of MSR, TBA, interest rate swap agreements and U.S. Treasury futures with interest income based on average amortized cost of Agency and non-Agency securities and interest expense based on average outstanding balances of secured and unsecured borrowings would not assist investors in understanding and evaluating the financial performance of the Company’s long-term-focused, hedged net interest spread-based investment strategy.

In future filings with the Commission, the Company will expand the table footnotes to state that average portfolio yield, average cost of financing and net spread are operational metrics that management believes are useful for investors and analysts in evaluating the Company’s portfolio assets and liabilities and related derivative hedges, and that these metrics should not be viewed in isolation and are not a substitute for financial measures computed in accordance with GAAP.

Form 8-K filed July 31, 2023

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information, page 11

2.	We note you have included “Other nonrecurring expenses” as an adjustment to arrive at Income Excluding Market-Driven Value Changes and Earnings available for distribution to common stockholders. Please tell us the nature of such expenses for the quarterly periods ended December 31, 2022, March 31, 2023, and June 30, 2023. In addition, please tell us what consideration you gave to describing the significant components of this adjustment in your earnings releases.

Response:

The Company included "Other nonrecurring expenses" as an adjustment in the calculation of Income Excluding Market-Driven Value Changes and Earnings available for distribution to common stockholders for the quarterly periods ended December 31, 2022, March 31, 2023, and June 30, 2023. The adjustment amounts for these periods predominantly consist of expenses incurred in connection with the Company’s ongoing litigation with PRCM Advisers LLC related to the termination of the Company’s Management Agreement with PRCM Advisers, which litigation has been disclosed previously in the Legal Proceedings section and elsewhere in the Company’s Form 10-K and Form 10-Q filings with the Commission. The remaining portion of the adjustment amounts for these periods consist of expenses incurred in connection with the Company’s acquisition of RoundPoint Mortgage Servicing LLC (formerly RoundPoint Mortgage Servicing Corporation). The table below provides the nonrecurring expenses for the quarterly periods ended December 31, 2022, March 31, 2023, and June 30, 2023.

(in thousands)	December 31, 2022	March 31, 2023	June 30, 2023
Litigation expenses	$10,750	$5,376	$7,080
Acquisition transaction costs	86	42	54
Total nonrecurring expenses	$10,836	$5,418	$7,134

Management does not view these ongoing litigation expenses as recurring in nature, as they are not normal operating expenses incurred in connection with the Company’s business of investing in and managing Agency RMBS and MSR or operating as a real estate investment trust, as defined under the Internal Revenue Code of 1986, as amended. The Company advises the Staff that it does review its litigation expenses on a periodic basis and that all legal fees and litigation expenses incurred in the Company’s normal and continued business activities are reflected as recurring expenses. Management also does not view acquisition transaction expenses related to the acquisition of RoundPoint Mortgage Servicing LLC as recurring given the acquisition was expected to be completed and was completed in the second half of 2023 and such expenses are not expected to continue after the completion of the acquisition.

Management acknowledges that the litigation expenses related to the ongoing matter with PRCM Advisers are a significant component of “Other nonrecurring expenses.” In future filings with the Commission, the Company will include a footnote to “Other nonrecurring expenses” describing the significant component(s) of this adjustment.

3.	We note your non-GAAP financial measure labeled Income Excluding Market-Driven Value Changes. Please address the following:

•	Please clarify for us how you derived the adjustments for market-driven value changes to arrive at this measure.

•	Please clarify for us what this measure represents.

Response:

Market-driven value changes

The Company’s calculation of Income Excluding Market-Driven Value Changes, or IXM, includes various adjustments related to market-driven value changes. As indicated in the reconciliation of GAAP to Non-GAAP financial information on page 11, this includes market-driven value changes with respect to RMBS and other Agency securities, MSR, swap and swaptions and TBA. Details regarding how we derived the adjustments for market-driven value changes are provided in footnotes (1) through (4) of the table.

The market-driven value change descriptions in footnotes (1) through (4) are intended to represent the Company’s portfolio return from unexpected price changes. As indicated in footnote (6), the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA is the sum of all daily unexpected price changes for the referenced period.

As defined, IXM includes additional adjustments to remove certain portfolio and portfolio related items that are calculated in accordance with GAAP, which management views as being driven by market-driven value changes. These GAAP amounts include realized and unrealized gains and losses on futures, other realized gains and losses and change in servicing reserves.

Income Excluding Market-Driven Value Changes

The Company’s Comprehensive Income attributable to common stockholders, a GAAP measure, represents the Company’s total portfolio return, operating expenses and tax expenses. IXM is a non-GAAP financial measures that is derived from Comprehensive Income by making adjustments related to market-driven value changes and certain nonrecurring operating expenses. As disclosed in the Company’s filings, IXM represents the realization of portfolio cash flows which incorporates actual prepayments, changes in portfolio accrued interest, recurring servicing income and servicing expenses, and certain modeled price changes. These modeled price changes are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates and volatility factored into the previous day ending fair value are unchanged. Assumptions for spreads, forward interest rates, volatility and the previous day ending fair value include applicable market data, data from third-party brokers and pricing vendors and management’s assessment. This applies to RMBS, MSR and derivatives, as applicable, and is net of all recurring operating expenses and provision for income taxes associated with IXM.

The purpose of presenting IXM, and the various adjustments related to market-driven value changes and nonrecurring operating expenses, is to provide management, analysts and investors with a profit and loss attribution that allows them to better understand the sources of returns from the Company’s investment portfolio, operating expenses and tax expenses. Specifically, IXM is helpful in explaining both positive and negative aspects of performance by reorganizing the GAAP income statement into the categories that represent the Company’s portfolio of target assets, unsecured and secured financing by asset collateral type, and derivative hedges, and including adjustments which management views as being driven by market-driven value changes. In addition, IXM is used by management, analysts and investors to evaluate period-over-period comparisons of operating performance as well as measuring performance versus industry peers, which allows management to explain its rationale for portfolio asset allocation, financing and hedging decisions. The Company believes its presentation and description of IXM, and the related adjustments used to derive IXM, are useful for all of the foregoing reasons.

* * * * *

Should you have any further comments, please direct them to our Chief Financial Officer, Mary Riskey, at 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, via telephone at (612) 453-4082 or via email mary.riskey@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name:	Mary Riskey
Title:	Chief Financial Officer